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TEL (202) 637-5600

FAX (202) 637-5910

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Writer’s Direct Dial

(202) 637-5945

November 14, 2005

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

                                RE:         Liquidity Services, Inc.

                                                Registration Statement on Form S-1

Ladies and Gentleman:

                Enclosed for filing on behalf of Liquidity Services, Inc. (the “Company”) in electronic format pursuant to Regulation S-T is a Registration Statement on Form S-1 under the Securities Act of 1933, as amended. The Registration Statement relates to the Company’s proposed offering of shares of the Company’s Common Stock having a proposed maximum aggregate offering price of $86,250,000.

                The filing fee of $10,152 has been wired to the appropriate SEC account.

                Please call the undersigned (202/637-5945) or Eun Ah Choi (202/637-3622) should you have any questions concerning the enclosed registration statement.

Sincerely,

/s/ Joseph E. Gilligan

Joseph E. Gilligan

cc:           James M. Rallo, Chief Financial Officer

                     Liquidity Services, Inc.